SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

                           TAX-FREE INVESTMENTS TRUST


On November 30-December 2, 2004 and February 24-25, 2005, the Board of Trustees on behalf of Tax-Free Investments Trust (the "Trust") approved the creation of the Corporate Class shares for Tax-Free Cash Reserve Portfolio (the "Portfolio"). On February 25, 2005, the Trust commenced operations of the Corporate Class shares for the Portfolio. Corporate Class shares are sold at net asset value, and are not subject to an initial sales charge. Shares of beneficial interest of the Trust are redeemable at their net asset value at the option of the shareholder or at the option of the Trust in certain circumstances. Each share of the Portfolio represents an equal proportionate interest in the Portfolio with each other share and represents interests in the same portfolio of investments. Differing expenses will result in differing net asset values and dividends and distributions. Upon any liquidation of the Trust, shareholders of each class are entitled to share pro rata in the assets belonging to the Portfolio allocable to such class available for distribution after satisfaction of outstanding liabilities of the Portfolio allocable to such class. All classes of shares of the Portfolio have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that each class of shares has different shareholder qualifications, bears differing class-specific expenses, and has exclusive voting rights on matters pertaining to that class' distribution plan, if any. Shareholders of the Portfolio are entitled to one vote per share (with proportionate voting for fractional shares), irrespective of the relative net asset value of the shares of the Portfolio. However, on matters affecting an individual class of shares, a separate vote of shareholders of the class is required. Shareholders of a class are not entitled to vote on any matter which does not affect the class but that requires a separate vote of another class. When issued, shares of the Portfolio are fully paid and nonassessable, have no preemptive, conversion or subscription rights, and are freely transferable. Corporate Class shares do not have cumulative voting rights, which means that in situations in which shareholders elect trustees, holders of more than 50% of the shares voting for the election of trustees can elect all of the trustees of the Trust, and the holders of less than 50% of the shares voting for the election of trustees will not be able to elect any trustees.

Under Delaware law, shareholders of a Delaware statutory trust shall be entitled to the same limitations of liability extended to shareholders of private for-profit corporations. There is a remote possibility, however, that shareholders could, under certain circumstances, be held liable for the obligations of the Trust to the extent the courts of another state which does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. The Agreement and Declaration of Trust (the "Trust Agreement") disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the trustees to all parties, and each party thereto must expressly waive all rights of action directly against shareholders of the Trust. The Trust Agreement provides for indemnification out of the property of the Portfolio for all losses and expenses of any shareholder of the Portfolio held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss due to shareholder liability is limited to circumstances in which the complaining party is not held to be bound by the disclaimer and the Portfolio would be unable to meet its obligations.